CARDERO RESOURCE CORP.
(An Exploration Stage Company)

Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

Three Months Ended January 31, 2013 and 2012

Corporate Head Office

Suite 2300 – 1177 West Hastings Street
Vancouver, British Columbia
V6E 2K3
Tel: 604-408-7488

NOTICE OF NO AUDITOR REVIEW OF
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3(a)), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of financial statements by an entity’s auditor.

For further information, please contact:

Blaine Bailey, Chief Financial Officer
Tel:      (604) 408-7488
Fax:      (604) 408-7499

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
January 31, 2013 and 2012

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	January 31,	October 31,
	2013	2012

ASSETS
Current
Cash and cash equivalents	$3,829,981	$2,142,499
Accounts receivable	1,539,266	5,612,772
Due from related parties (note 7)	413,627	523,612
Prepaid expenses	573,510	597,561

Total Current Assets	6,356,384	8,876,444

Property, Plant and Equipment (note 3)	1,389,375	1,412,763
Investments (note 4)	1,804,552	2,571,811
Exploration and Evaluation Advances	245,000	262,500
Exploration and Evaluation Assets (note 5)	87,933,200	88,323,788
Deposits	4,869,136	4,854,136

Total Assets	$102,597,647	$106,301,442

LIABILITIES
Current
Accounts payable and accrued liabilities	$4,932,769	$8,794,157
Flow-through premium liabilities (note 6 (a(ii)))	420,056	-
	5,352,825	8,794,157

Lease obligation	260,504	280,606

Total Liabilities	5,613,329	9,074,763

SHAREHOLDERS’ EQUITY
Share Capital (note 6)	123,299,278	117,070,689
Obligation to issue shares (note 10)	112,500	-
Contributed Surplus	22,079,629	22,278,360
Accumulated Other Comprehensive Income	(94,806)	(166,363)
Deficit	(48,412,283)	(41,956,007)

Total Shareholders’ Equity	96,984,318	97,226,679

Total Liabilities and Shareholders’ Equity	$102,597,647	$106,301,442

Subsequent Events (note 10)
Going Concern (note 1)

Approved on behalf of the Board:

“Hendrik Van Alphen”	“Michael Hunter”
Hendrik Van Alphen, Director	Michael Hunter, Director

See Notes to the Condensed Interim Consolidated Financial Statements	1

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Condensed Interim Consolidated Statements of Loss
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Three Months Ended January 31

	2013	2012

Administrative Expenses
Consulting fees (notes 6 and 7)	$192,556	$421,230
Corporate development	75,695	76,492
Depreciation	59,146	82,723
Insurance	66,209	27,135
Investor relations (note 6)	53,593	282,570
Office costs	231,719	307,050
Professional fees (notes 6 and 7)	279,757	429,005
Property evaluations	123,287	17,340
Regulatory and transfer agent fees	46,649	53,223
Salaries and benefits (notes 6 and 7)	1,103,630	2,013,961
Travel	99,959	204,905

Loss Before Other Items and Income Taxes	(2,332,200)	(3,915,634)

Other Items
Other income	369,250	-
Foreign exchange gain (loss)	(94,064)	157,953
Interest income, net of bank charges	16,705	124,197
Realized gain on available-for-sale investments (note 4)	17,230	10,388,310
Unrealized gain (loss) on derivative investment (note 4)	(59,741)	384,342
Unrealized gain (loss) on fair value through profit or loss investment (note 4)	(1,500)	57,500
Impairment losses on available-for-sale investments (note 4)	(596,766)	(26,344)
Impairment of exploration and evaluation assets (note 5)	(3,775,254)	-
Gain on loan settlement	-	1,368,953

	(4,124,140)	12,454,911

Income (Loss ) Before Income Taxes	(6,456,340)	8,539,277

Income Taxes
Current expense	-	-
Deferred expense	64	(1,207,428)

	64	(1,207,428)

Net Income (Loss) for the Period	(6,456,276)	$7,331,849

Basic and Diluted Income (Loss) Per Share	$(0.06)	$0.08

Weighted Average Number of Shares Outstanding	99,564,355	88,874,669

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Condensed Interim Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Three Months Ended January 31

	2013	2012

Net Income (Loss) for the Period	$(6,456,276)	$7,331,849

Other comprehensive income (loss), net of deferred taxes
Exchange differences on translation of foreign operations	71,112	-
Other comprehensive income (loss) on available-for-sale securities	445	(6,842,098)

Other Comprehensive Income (Loss) for the Period, net of deferred taxes	71,557	(6,842,098)

Comprehensive Income ( Loss) for the Period	$(6,384,719)	$489,751

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Condensed Interim Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

					Accumulated Other
	Share Capital				Comprehensive Income
					Functional	Available-for-	Total
				Contributed	Currency	Sale	Shareholders’
	Shares	Amount	Deficit	Surplus	Translation	Investments	Equity

Balance, October 31, 2011	83,054,104	$107,237,122	$(30,361,908)	$19,775,985	$(88,920)	$7,877,799	$104,440,078

Net loss for the period	-	-	7,331,849	-	-	-	7,331,849
Other comprehensive income
Unrealized loss on available-for-sale investments	-	-	-	-	-	1,105,891	1,105,891
Transfer to income of realized gain on sale investments	-	-	-	-	-	(7,947,989)	(7,947,989)
Functional currency translation	-	-	-	-	(66,268)	-	(66,268)
Shares issued for cash
Private placement	8,029,750	7,628,263	-	-	-	-	7,628,263
Allocation of proceeds to warrants	-	(699,257)	-	699,257	-	-	-
Exercise warrants	434,000	268,625	-	-	-	-	268,625
Shares issued for non-cash
Reclassification of contributed surplus on exercise of warrants	-	384,551	-	(384,551)	-	-	-
Share-based payments	-	-	-	1,624,823	-	-	1,624,823

Balance, January 31, 2012	91,517,854	$114,819,304	$(23,030,059)	$21,715,514	$(155,188)	$1,035,701	$114,385,272

Net loss for the period	-	-	(18,925,948)	-	-	-	(18,925,948)
Other comprehensive income
Transfer to income for the impairment losses	-	-	-	-	-	(1,053,411)	(1,053,411)
Transfer to income for impairment losses on investments
Functional currency translations	-	-	-	-	6,535	-	6,535
Shares issued for cash	-	-	-	-	-	-	-
Private placement	-	-	-	-	-	-	-
Exercise warrants	898,600	188,594	-	-	-	-	188,594
Shares issued costs	-	-	-	-	-	-	-
Shares issued for non-cash
Property acquisition	1,000,000	900,000	-	-	-	-	900,000
Reclassification of contributed surplus on exercise of warrants	-	1,162,791	-	(1,162,791)	-	-	-
Share-based payments	-	-	-	1,725,637	-	-	1,725,637

Balance, October 31, 2012	93,416,454	$117,070,689	$(41,956,007)	$22,278,360	$(148,653)	$(17,710)	$97,226,679

						Accumulated Other
	Share Capital					Comprehensive Income
						Functional	Available-for-	Total
			Obligation to		Contributed	Currency	Sale	Shareholders’
	Shares	Amount	Issue Shares	Deficit	Surplus	Translation	Investments	Equity

Balance, October 31, 2012 (carried forward)	93,416,454	$117,070,689	$-	$(41,956,007)	$22,278,360	$(148,653)	$(17,710)	$97,226,679

Net loss for the period	-	-	-	(6,456,276)	-	-	-	(6,456,276)
Other comprehensive income
Unrealized loss on available-for-sale investments	-	-	-	-	-	-	445	445
Functional currency translation	-	-	-	-	-	71,112	-	71,112
Shares issued for cash
Private placement	13,967,594	6,165,405	-	-	-	-	-	6,165,405
Exercise warrants	240,000	30,000	-	-	-	-	-	30,000
Obligation to issue shares (note 10)			112,500					112,500
Shares issued costs	-	(298,016)	-	-	38,343	-	-	(259,673)
Shares issued for non-cash			-
Reclassification of contributed surplus on exercise of warrants	-	331,200	-	-	(331,200)	-	-	-
Share-based payments	-	-	-	-	94,126	-	-	94,126

Balance, January 31, 2013	107,624,048	$123,299,278	$112,500	$(48,412,283)	$22,079,629	$(77,541)	$(17,265)	$96,984,318

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Three Months ended January 31

	2013	2012

Operating Activities
Net loss for the period	$(6,456,276)	$7,331,849
Items not involving cash
Depreciation	59,146	82,723
Share-based payments (note 6)	94,126	1,624,823
Realized gain on sale of available-for-sale investments (note 4)	(17,230)	(10,388,310)
Impairment losses on available-for-sale investments (note 4)	596,766	26,344
Unrealized gain on fair value through profit or loss investment (note 4)	1,500	(57,500)
Gain on loan settlement	-	(1,368,953)
Unrealized gain on derivative investments (note 4)	59,741	(384,342)
Write-off of exploration and evaluation assets	3,775,254	-
Deferred income taxes expense	(64)	1,207,428
Foreign exchange loss on cash	(1,970)	60,770
Changes in non-cash working capital items
Loan receivable	-	4,886,633
Prepaid expenses	24,051	(48,524)
Due from related parties	109,985	(91,738)
Accounts payable and accrued liabilities	(37,884)	(483,806)

Cash Provided by (Used in) Operating Activities	(1,792,855)	2,397,397

Investing Activities
Expenditures on exploration and evaluation assets	(7,103,715)	(14,994,289)
Increase in deposits	(15,000)	-
Proceeds from sale of investments	126,991	20,683,136
Purchase of investments	-	(200,000)
Purchase of property, plant and equipment	(71,703)	(57,426)
Accounts receivable	4,073,506	(740,082)

Cash Provided by (Used in) Investing Activities	(2,989,921)	4,691,339

Financing Activities
Proceeds from shares issued, net of issuance costs	6,355,788	7,896,888
Obligation to issue shares (cash received)	112,500	-

Cash Provided by Financing Activities	6,468,288	7,896,888

Effect of Foreign Exchange on Cash	1,970	(60,770)

Increase in Cash and Cash Equivalents	1,687,482	14,924,854
Cash and Cash Equivalents, Beginning of the Period	2,142,499	5,985,634

Cash and Cash Equivalents, End of the Period	$3,829,981	$20,910,488

Supplemental cash flow information (note 9)

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Three Months ended January 31, 2013 and 2012

1.	NATURE OF OPERATIONS AND GOING CONCERN

Cardero Resource Corp. (“Cardero” or the “Company”) and its subsidiaries are engaged in the exploration of mineral properties, primarily in Canada, United States, Ghana, Peru, Mexico and Argentina. The Company considers itself to be an exploration stage company.

The Company is a public company with shares listed on the TSX Exchange, the NYSE MKT and the Frankfurt Stock Exchange. The head office and principal address of the Company are located at 1177 West Hastings Street, Suite 2300, Vancouver, British Columbia, Canada, V6E 2K3.

Going Concern

While these condensed interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, there are events and conditions that raise substantial doubt on the validity of that assumption. During the three months ended January 31, 2013, the Company had a loss of $6,456,276, as at January 31, 2013 has an accumulated deficit of $48,412,283 and has a working capital $1,003,559. The Company will require additional funding to maintain its ongoing exploration programs and property commitments and for administrative purposes.

While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the progress and results of the Company’s exploration properties and its permitting application, the state of international debt and equity markets, investor perceptions and expectations and the global financial and iron ore and metallurgical coal markets. The Company anticipates that it will require additional financing through, but not limited to, the issuance of additional equity in order to fund its ongoing exploration. There can be no assurance the Company will be successful in this endeavour.

These condensed interim consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities in the normal course of operations. Such adjustments could be material.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended October 31, 2012, which have been prepared in accordance with IFRS as issued by the IASB.

The condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale or fair value through profit and loss, which are stated at their fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting.

The Board of Directors approved the condensed interim consolidated financial statements on March 13, 2013.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Three Months ended January 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(b)	Flow-through shares

The Company will, from time to time, issue flow-through common shares to finance a portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company allocates the flow-through share into i) capital stock, and ii) a flow-through share premium, equal to the estimated premium if any, which is recognized as a liability. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax recovery for the amount of tax reduction renounced to the shareholders. The premium is recognized as a deferred income tax recovery and the resulting deferred tax is recognized as a tax provision.

The Company is required to spend the proceeds received from the issuance of flow-through shares on Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through share liability.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

	(c)	New accounting pronouncements

The following standards and interpretations have been issued but are not yet effective and have not been early adopted by the Company:

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is part of the IASB’s wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The standard will be effective for the Company for the year ended October 31, 2014. The Company has yet to assess the full impact of IFRS 9.

IFRS 10 Consolidated Financial Statements

IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The standard will be effective for the Company for the year ended October 31, 2014. The Company has yet to assess the full impact of IFRS 10.

IFRS 11 Joint Arrangements

IFRS 11 describes the accounting for arrangements in which there is joint control; proportionate consolidation is not permitted for joint ventures (as newly defined). IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities — Non-Monetary Contributions by Venturers. The standard will be effective for the Company for the year ended October 31, 2014. The Company has yet to assess the full impact of IFRS 11.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Three Months ended January 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(c)	New accounting pronouncements (continued)

IFRS 12 Disclosures of Interests in Other Entities

IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard will be effective for the Company for the year ended October 31, 2014. The Company has yet to assess the full impact of IFRS 12.

IAS 1 Presentation of Financial Statements

IAS 1 amendment requires components of other comprehensive income (OCI) to be separately presented between those that may be reclassified to income and those that will not. The amendments are effective for annual periods beginning on or after July 1, 2012. The standard will be effective for the Company for the year ended October 31, 2014.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Three Months ended January 31, 2013 and 2012

3.	PROPERTY, PLANT AND EQUIPMENT

	Computer
	Equipment
	and	Office		Metallurgy		Leasehold
	Software	Equipment	Vehicles	Lab	Building	Improvements	Total

Cost

Balance, October 31, 2012	$413,978	$307,596	$462,690	$546,267	$231,337	$378,184	$2,340,052

Additions	4,408	-	-	47,192	-	-	51,600
Currency translation adjustments		-	-	(720)	-	-	(720)

Balance, January 31, 2013	$418,386	$307,596	$462,690	$592,739	$231,337	$378,184	$2,390,932

Accumulated depreciation

Balance, October 31, 2012	$323,428	$104,795	$36,869	$211,467	$19,178	$231,552	$927,289

Depreciation for the period	7,401	8,931	18,403	29,228	5,699	3,823	73,485
Currency translation adjustments	-	123	225	49	386	-	783

Balance, January 31, 2013	$330,829	$113,849	$55,497	$240,744	$25,263	$235,375	$1,001,557

Carrying amounts

At October 31, 2012	$90,550	$202,801	$425,821	$334,800	$212,159	$146,632	$1,412,763

At January 31, 2013	$87,557	$193,747	$407,193	$351,995	$206,074	$142,809	$1,389,375

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Three Months ended January 31, 2013 and 2012

4.	INVESTMENTS

	Shares		Warrants
January 31, 2013	Number	Fair Value	Number	Fair Value	Total

Trevali Mining Corporation (“Trevali”)	-	$-	2,074,761	$435,216	$435,216
Wealth Minerals Ltd. (“Wealth”)	5,022,806	351,596	-	-	351,596
Dorato Resources Inc. (“Dorato”)	2,536,000	152,160	-	-	152,160
Indico Resources Ltd. (“Indico”)	50,000	9,750	-	-	9,750
Balmoral Resources Ltd. (“Balmoral”)	128,000	115,200	-	-	115,200
Abzu Gold Inc. (“Abzu Gold”)	9,234,007	646,380	-	-	646,380
Artha Resources Corporation (“Artha”)	2,150,000	53,750	-	-	53,750
Ethos Capital Corp.(“Ethos”)	150,000	40,500	-	-	40,500

		$1,369,336		$435,216	$1,804,552

	Shares		Warrants
October 31, 2012	Number	Fair Value	Number	Fair Value	Total

Trevali	-	$-	2,074,761	$494,957	$494,957
Wealth	5,022,806	577,623	-	-	577,623
Dorato	2,536,000	202,880	-	-	202,880
Indico	50,000	11,000	-	-	11,000
Balmoral	240,000	223,200	-	-	223,200
Abzu Gold	9,234,007	923,401	-	-	923,401
Artha	2,150,000	96,750	-	-	96,750
Ethos	150,000	42,000	-	-	42,000

		$2,076,854		$494,957	$2,571,811

All the resource related companies are considered to be related parties, with the exception of Trevali, Dorato, Abzu Gold and Artha by virtue of having directors and/or officers in common. All investments in shares are classified as available-for-sale under the financial instruments classification except for the investment in Ethos, which is classified as fair value through profit or loss. As investments in warrants are considered to be derivative instruments, they are by definition classified as fair value through profit or loss.

During the three months ended January 31, 2013, the Company sold investments for net proceeds of $126,991 (2012 - $20,683,136) at a cost of $109,761 (2012 - $10,294,826) for net gains on sale of $17,230 (2012 - $10,388,310). Impairment losses on investments amounted to $596,766 (2012 - $26,344).

During the three months ended January 31, 2013, the Company recorded an unrealized loss on the fair value adjustment of derivatives of $59,741 (2012 – unrealized gain of $384,342).

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Three Months ended January 31, 2013 and 2012

5.	EXPLORATION AND EVALUATION ASSETS

The Company’s capitalized acquisition and exploration expenditures on its exploration and evaluation assets are as follows:

	U.S.A. (note 5(a))	Ghana	Canada	Total

Balance, October 31, 2012	$3,770,227	$11,436,626	$73,116,935	$88,323,788
Acquisition costs:
Acquisition costs – shares	-	-	-	-
Acquisition costs – cash	557	607,302	1,060,000	1,667,859

Total acquisition costs	557	607,302	1,060,000	1,667,859

Deferred exploration costs:
Camp	4,470	86,819	199,161	290,450
Environmental	-	-	552,210	552,210
Drilling	-	-	118,983	118,983
Assays	-	16,426	196,667	213,093
Studies & Report Preparation	-	-	257,542	257,542
Personnel and geology	-	53,644	72,718	126,362
Geophysics	-	-	2,750	2,750
Geotechnicals	-	-	171,492	171,492

Total exploration costs	4,470	156,889	1,571,523	1,732,882

Total expenditures for the period	5,027	764,191	2,631,523	3,400,741

Impairment losses – Acquisition costs	(353,540)	-	-	(353,540)
Impairment losses – Exploration costs	(3,421,714)	-	-	(3,421,714)

Total impairment losses	(3,775,254)	-	-	(3,775,254)

Currency translation adjustments	-	(16,075)	-	(16,075)

Balance, January 31, 2013	$-	$12,184,742	$75,748,458	$87,933,200

(a) United States of America

During the three months period ended January 31, 2013 the Company determined that no further exploration will be done on the TiTac and Longnose properties. The Company intends to maintain the properties in good standing, while it seeks a buyer or other investment partner for the properties. In the absence of any definitive arrangements for such disposal or investment partner at this time, the Company determined that the carrying value of the properties was impaired and wrote off cumulative costs incurred to date of $3,775,254 as an impairment charge in the statement of operations.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Three Months ended January 31, 2013 and 2012

6.	SHARE CAPITAL

	(a)	Authorized

An unlimited number of common shares without par value.

Share issuances

During the three months ended January 31, 2013:

i.

On December 19, 2012, the Company completed a non-brokered private placement pursuant to which the Company sold 7,966,794 shares for gross proceeds of $3,585,057. The Company paid cash finder’s fees of $51,608 and issued 114,000 finder’s warrants with each finder’s warrant exercisable to purchase one share at a price of $0.50 until December 19, 2013. All common shares issued have a hold period expiring on April 19, 2013.

ii.

On December 28, 2012, the Company closed a non-brokered private placement of flow-through common shares. The Company issued 6,000,800 flow-through common shares at a price of $0.50 per share for gross proceeds of $3,000,400. All common shares issued have a hold period expiring on April 28, 2013. The Company paid aggregate finder’s fees of $175,824 in cash plus 351,648 finder’s warrants. Each finder’s warrant is exercisable to purchase one non-flow-through common share at $0.55 per share until December 28, 2013. The Company recorded a flow-through premium liability in the amount of. $420,056.

		iii.	On January 11, 2013 the Company issued 240,000 common shares on exercise of 240,000 warrants for gross proceeds of $30,000.

	(b)	Share purchase warrants

The following common share purchase warrants entitle the holders thereof to purchase one common share for each warrant. Warrants transactions are as follows:

	January 31, 2013		October 31, 2012
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price

Warrants outstanding, beginning of the period	6,094,875	$0.96	3,412,600	$0.39
Issued	465,648	$0.54	4,014,875	$1.25
Exercised	(240,000)	$(0.13)	(1,332,600)	$(0.34)
Expired	(4,014,875)	$(1.25)	-	$-

Warrants outstanding, end of the period	2,305,648	$0.47	6,094,875	$0.96

The weighted average remaining contractual life of warrants outstanding at January 31, 2013 was 0.45 year (October 31, 2012 – 0.24 year).

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Three Months ended January 31, 2013 and 2012

6.	SHARE CAPITAL (Continued)

	(b)	Share purchase warrants (Continued)

Warrants outstanding are as follows:

	January 31, 2013		October 31, 2012
	Exercise	Number of	Exercise	Number of
Expiry Date	Price	Warrants	Price	Warrants

November 29, 2012	$-	-	$1.25	4,014,875
January 12, 2013	$-	-	$0.13	240,000
May 29, 2013	$0.13	240,000	$0.13	240,000
June 1, 2013	$0.50	1,600,000	$0.50	1,600,000
December 19, 2013	$0.50	114,000	$-	-
December 28, 2013	$0.55	351,648	$-	-

		2,305,648		6,094,875

(c)	Stock options

The Company has a stock option plan whereby the Company may grant options to directors, officers, employees and consultants to purchase common shares, provided that the aggregate number of shares subject to such options may not exceed 10% of the common shares outstanding at the time of any grant (not including agent or broker options). The exercise price of each option is required to be set at the higher of the closing price of the Company’s common shares on the trading day prior to the date of grant and the five-day volume-weighted average trading price on the TSX for the five trading days prior to the date of grant (without any discounts). The option term and vesting period is determined by the Board of Directors within regulatory guidelines (the maximum term is ten years). All options are recorded at fair value when granted and are fully vested at the date for grant. A summary of the status of the stock option plan as of January 31, 2013 and October 31, 2012 and changes during the periods ended on those dates is presented below:

	January 31, 2013		October 31, 2012
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Options outstanding, beginning of the period	9,566,143	$0.98	6,599,143	$1.04
Granted	200,000	$0.45	6,537,000	$1.05
Expired	(1,000,000)	$1.83	(3,570,000)	$1.21

Options outstanding, end of the period	8,766,143	$0.87	9,566,143	$0.98

The weighted average remaining contractual life of options outstanding at January 31, 2013 was 1.07 year (October 31, 2012 – 1.19 years).

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Three Months ended January 31, 2013 and 2012

6.	SHARE CAPITAL (Continued)

	(c)	Stock options (Continued)

Stock options outstanding are as follows:

	January 31, 2013			October 31, 2012
			Exercisable			Exercisable
	Exercise	Number of	at Period	Exercise	Number of	at Year
Expiry Date	Price	Options	End	Price	Options	End

January 28, 2013	$-	-	-	$1.83	1,000,000	1,000,000
June 1, 2013	$0.06	280,000	280,000	$0.06	280,000	140,000
June 1, 2013	$0.16	100,000	100,000	$0.16	100,000	50,000
June 1, 2013	$0.31	320,000	320,000	$0.31	320,000	160,000
June 1, 2013	$0.38	980,000	980,000	$0.38	980,000	490,000
June 1, 2013	$0.44	349,143	349,143	$0.44	349,143	174,572
November 9, 2013	$1.10	1,400,000	1,400,000	$1.10	1,400,000	1,400,000
January 26, 2014	$1.51	1,500,000	1,500,000	$1.51	1,500,000	1,500,000
March 23, 2014	$1.16	537,000	537,000	$1.16	537,000	537,000
September 27, 2014	$0.78	3,100,000	3,100,000	$0.78	3,100,000	3,100,000
January 4, 2015	$0.45	200,000	200,000	$-	-	-

		8,766,143	8,766,143		9,566,143	8,551,572

The Company uses the fair value method for determining share-based payments for all options granted. The fair value was determined using the Black-Scholes option pricing model based on the following weighted average assumptions:

For the three months ended January 31,	2013	2012

Expected life (years)	2.0	2.0
Interest rate	1.21%	0.96%
Volatility	62.96%	54.69%
Dividend yield	0.00%	0.00%

Share-based payment charges for the three months ended January 31, 2013 totalled $94,126 (2012 - $1,624,823), allocated as follows:

For the three months ended January 31,	2013	2012

Consulting fees	$-	$43,431
Investor relations	27,002	160,956
Professional fees	-	140,047
Salaries and benefits	67,124	1,280,389

	$94,126	$1,624,823

The weighted average fair value of options granted during the three months ended January 31, 2013 was $0.14 (October 31, 2012 - $0.32).

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Three Months ended January 31, 2013 and 2012

7.	RELATED PARTY TRANSACTIONS

	(a)	Related parties

The Company has entered into a retainer agreement dated May 1, 2007 with Lawrence W. Talbot Law Corporation (“LWTLC”), pursuant to which LWTLC agrees to provide legal services to the Company. Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $87,500 (plus applicable taxes and disbursements). The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice).

	(b)	Transactions with related parties

During the three months ended January 31, 2013 and 2012, the Company incurred the following expenses to officers or directors of the Company or companies with common directors:

	2013	2012

Consulting fees	$80,000	$75,000
Professional fees	$23,625	$25,625

Professional fees include amounts paid to a law firm of which an officer is a shareholder.

(c)	Due from related parties

Amounts due from related parties are comprised as follows:

	January 31,	October 31,
	2013	2012

Unsecured promissory notes, 1% per annum, due the earlier of 30 days after demand or the due date, if applicable:
Indico	$216,861	$198,239
Wealth	34,428	-
Abzu Gold	-	230,606
ITH	1,256	1,141
Others	161,082	93,626

	$413,627	$523,612

These related party transactions have been measured by the exchange amount, which is the amount agreed upon by the transacting parties.

As of January 31, 2013, Abzu Gold was no longer considered a related party.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Three Months ended January 31, 2013 and 2012

8.	GEOGRAPHIC SEGMENTED DATA

The Company operates in one industry segment, the mineral resources industry, and in six geographical segments, Canada, United States, Ghana, Peru, Mexico, and Argentina. The significant asset categories identifiable with these geographical areas are as follows:

	January 31, 2013
	Canada/US	Ghana	Others	Total

Exploration and evaluation assets	$75,748,457	$12,184,743	$-	$87,933,200
Cash and cash equivalents	3,660,384	62,032	107,565	3,829,981
Resource related investments	1,804,552	-	-	1,804,552
Others	8,207,201	391,754	430,959	9,029,914

Total Assets	$89,420,593	$12,638,529	$538,525	$102,597,647

Total liabilities	$4,706,893	$762,431	$144,005	$5,613,329

	October 31, 2012
	Canada/US	Ghana	Others	Total

Exploration and evaluation assets	$76,887,162	$11,436,626	$-	$88,323,788
Cash and cash equivalents	2,111,708	638	30,153	2,142,499
Resource related investments	2,571,811	-	-	2,571,811
Others	12,510,277	413,254	339,813	13,263,344

Total Assets	$94,080,958	$11,850,518	$369,966	$106,301,442

Total liabilities	$7,695,639	$1,224,107	$155,017	$9,074,763

	For the Three Months Ended January 31, 2013
	Canada/US	Ghana	Others	Total

Interest income, net of bank charges	$16,705	$-	$-	$-
Depreciation	$48,370	$10,776	$-	$59,146
Net loss	$6,110,788	$123,750	$221,738	$6,456,276

	For the Three Months Ended January 31, 2012
	Canada/US	Ghana	Others	Total
Interest income, net of bank charges	$124,197	$-	$-	$124,197
Depreciation	$81,942	$781	$-	$82,723
Net loss	$6,825,536	$53,184	$453,129	$7,331,849

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Three Months ended January 31, 2013 and 2012

9.	SUPPLEMENTAL CASH FLOW INFORMATION

For the Three Months Ended January 31,	2013	2012

Supplemental Cash Flow Information

Accounts payable related to property expenditure	$3,991,740	$1,851,999
Accounts receivable related to property expenditure	$-	$-
Shares issued for finder’s fee (note 6 (a))	$38,343	$-
Income taxes paid	$-	$-

10.	SUBSEQUENT EVENTS

Subsequent to January 31, 2013:

(a)

On February 8, 2013, the Company closed the second and final tranche of a non-brokered financing, issuing 2,472,222 shares to raise gross proceeds of $1,112,500. The Company paid cash finder’s fees of $55,626 and issued 123,610 finder’s warrants, with each finder’s warrant exercisable to purchase one share at a price of $0.50 until February 8, 2014.

(b) On March 11, 2013, the Company issued 500,000 common shares as the third tranche of a finder’s fee in connection with the acquisition of the Sheini Hills Iron Ore project.